UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Av. Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

1Q22

FPSO Guanabara, *in Mero field*
1st oil in 2Q22

FPSO built and operated by Modec

Petrobras financial performance in 1Q22

Rio de Janeiro, May 05, 2022 - Once again we delivered solid quarterly results. “These financial results are due to the fact that today we have a healthy Petrobras, which has reduced its debt burden, invests responsibly and operates efficiently. Therefore, it is possible to generate this compelling return to our shareholders, especially the Brazilian society, represented by the State. This generates economic development throughout the production chain, generating jobs, income and tax revenues for the country. In this quarter, we have paid out to the federal government, states and municipalities the equivalent of 1.5 times our net income. Petrobras is distributing the fruits of its value generation to the Brazilian population”, underlines Petrobras’ CEO, José Mauro Coelho.

According to the CFO, Rodrigo Araujo Alves, "First quarter results show that we stand firm in our trajectory of transforming Petrobras into a much more solid company that invests responsibly and is able to create and distribute wealth to our shareholders and to society. In this regard, we approved shareholder remuneration of R$ 3.72 per common and preferred share. Additionally, in the first quarter alone, we collected a total of R$ 69.9 billion in taxes and government take, an increase of 95% compared to the first quarter of last year”.

Main achievements:

▪	Recurring EBITDA of US$ 15.1 billion (+35% vs 4Q21) and free cash flow of US$ 7.9 billion (+6% vs 4Q21).
▪	Net debt of US$ 40.1 billion (-16% vs 4Q21), resulting in a Net Debt/EBITDA ratio of 0.8x.
▪	Recurring net income of US$ 8.4 billion (+96% vs 4Q21).
▪	Strong cash generation, solid liquidity and the outlook for sustainable results allowed the Company to approve shareholder remuneration in the amount of R$ 3.72 per outstanding common and preferred share.

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 1Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

2

Main items *

Table 1 – Main items

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Sales revenues	27,189	24,031	15,698	13.1	73.2
Gross profit	14,410	10,579	8,007	36.2	80.0
Operating expenses	(2,142)	(257)	(2,032)	733.5	5.4
Consolidated net income (loss) attributable to the shareholders of Petrobras	8,605	5,636	180	52.7	4,680.6
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	8,373	4,266	224	96.3	3,637.9
Net cash provided by operating activities	10,308	9,196	7,244	12.1	42.3
Free cash flow	7,932	7,511	5,594	5.6	41.8
Adjusted EBITDA	14,961	11,276	8,906	32.7	68.0
Recurring adjusted EBITDA *	15,061	11,190	8,683	34.6	73.5
Gross debt (US$ million)	58,554	58,743	70,966	(0.3)	(17.5)
Net debt (US$ million)	40,072	47,626	58,424	(15.9)	(31.4)
Net debt/LTM Adjusted EBITDA ratio	0.81	1.09	2.03	(25.7)	(60.1)
Average commercial selling rate for U.S. dollar	5.23	5.58	5.47	(6.3)	(4.4)
Brent crude (US$/bbl)	101.40	79.73	60.90	27.2	66.5
Domestic basic oil by-products price (US$/bbl)	104.62	87.00	63.82	20.3	63.9
TRI (total recordable injuries per million men-hour frequency rate)	0.51	0.54	0.62	(5.6)	(17.7)
ROCE (Return on Capital Employed)	9.9%	7.8%	2.8%	2,1 p.p.	7,1 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Diesel	7,483	6,756	4,578	10.8	63.5
Gasoline	3,725	3,762	2,022	(1.0)	84.2
Liquefied petroleum gas (LPG)	1,186	1,164	916	1.9	29.5
Jet fuel	991	815	426	21.6	132.6
Naphtha	611	480	331	27.3	84.6
Fuel oil (including bunker fuel)	366	507	335	(27.8)	9.3
Other oil products	1,274	1,181	878	7.9	45.1
Subtotal Oil Products	15,636	14,665	9,486	6.6	64.8
Natural gas	1,723	1,798	1,037	(4.2)	66.2
Crude oil	1,761	591	53	198.0	3222.6
Renewables and nitrogen products	66	6	13	1000.0	407.7
Revenues from non-exercised rights	104	43	67	141.9	55.2
Electricity	293	730	543	(59.9)	(46.0)
Services, agency and others	238	240	161	(0.8)	47.8
Total domestic market	19,821	18,073	11,360	9.7	74.5
Exports	6,735	5,388	4,137	25.0	62.8
Crude oil	4,812	3,300	2,801	45.8	71.8
Fuel oil (including bunker fuel)	1,885	1,856	1,201	1.6	57.0
Other oil products and other products	38	232	135	(83.6)	(71.9)
Sales abroad (*)	633	570	201	11.1	214.9
Total foreign market	7,368	5,958	4,338	23.7	69.8
Total	27,189	24,031	15,698	13.1	73.2

In 1Q22, net revenue grew 13% compared to 4Q21, mainly due to the 27% increase in Brent prices, higher volumes of oil sales in the domestic market due to the sale of the Mataripe refinery (RLAM), which was concluded on November 30, 2021, and the higher volume of oil exports due to the growth in oil production and the realization of ongoing exports from 4Q21. These effects were partially offset by the lower volume of oil product sales in the domestic market mainly due to seasonal aspects and the divestment of RLAM, impacting sales of diesel, gasoline and LPG in 1Q22.

There was also a drop in electricity revenues, given the lower thermoelectric generation due to the improvement in hydrological conditions in 1Q22.

In terms of the breakdown of revenues in the domestic market, diesel and gasoline continued to be the main products, together accounting for 72% of oil products domestic sales in 1Q22.

4

Graph 1 – Oil products sales revenues 1Q22 – domestic market

In 1Q22, we kept on diversifying our global customer base for our oil exports. Búzios remained the main stream in our export basket. Recently added streams, Atapu and Sepia, have increased their relevance in exports. In 4Q21, we traded the first export of the Sépia stream and in 1Q22 new cargoes of this stream were traded and new clients were added to our portfolio.

In 1Q22, we had the following distribution of export destinations:

Table 3 – Volumes of oil exports

Country	1Q22	4Q21	1Q21
China	56%	38%	38%
Europe	14%	14%	28%
Latam	9%	23%	17%
Usa	3%	9%	11%
Caribbean	4%	2%	2%
Asia (Ex China)	14%	16%	4%

Table 4 – Volume of oil products exports

Country	1Q22	4Q21	1Q21
Singapore	59%	84%	75%
USA	28%	10%	15%
Virgin Islands	5%	4%	0%
Others	9%	2%	10%

Cost of goods sold

Table 5 – Cost of goods sold

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Acquisitions	(4,628)	(5,562)	(2,337)	(16.8)	98.0
Crude oil imports	(1,684)	(1,594)	(951)	5.6	77.1
Oil products imports	(1,355)	(1,862)	(663)	(27.2)	104.4
Natural gas imports	(1,589)	(2,106)	(723)	(24.5)	119.8
Production	(7,485)	(6,311)	(4,976)	18.6	50.4
Crude oil	(6,161)	(5,287)	(3,936)	16.5	56.5
Production taxes	(3,173)	(2,811)	(1,624)	12.9	95.4
Other costs	(2,988)	(2,476)	(2,312)	20.7	29.2
Oil products	(624)	(544)	(596)	14.7	4.7
Natural gas	(700)	(480)	(444)	45.8	57.7
Production taxes	(232)	(177)	(121)	31.1	91.7
Other costs	(468)	(303)	(323)	54.5	44.9
Services, electricity, operations abroad and others	(666)	(1,579)	(378)	(57.8)	76.2
Total	(12,779)	(13,452)	(7,691)	(5.0)	66.2

In 1Q22, cost of goods sold decreased 5% when compared to 4Q21, mainly reflecting lower natural gas and oil products imports. It is worth noting the decline of LNG in the breakdown of natural gas purchases, given the reduction of 14 MMm³/day in regasification volumes, which reached 10 MM m3/day in 1Q22, mainly due to lower demand for gas for thermoelectric plants because of the improvement in hydrological conditions.

5

Production costs increased 19% in 1Q22, mainly due to production growth and higher government take, which followed Brent prices.

Power generation costs fell in 1Q22 compared with 4Q21, due to the reduction in dispatch from the Company's own thermal plants.

Operating expenses

Table 6 – Operating expenses

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Selling, General and Administrative Expenses	(1,477)	(1,398)	(1,221)	5.7	21.0
Selling expenses	(1,178)	(1,092)	(948)	7.9	24.3
Materials, third-party services, freight, rent and other related costs	(948)	(909)	(784)	4.3	20.9
Depreciation, depletion and amortization	(200)	(162)	(149)	23.5	34.2
Allowance for expected credit losses	(8)	(1)	5	700.0	−
Employee compensation	(22)	(20)	(20)	10.0	10.0
General and administrative expenses	(299)	(306)	(273)	(2.3)	9.5
Employee compensation	(198)	(197)	(185)	0.5	7.0
Materials, third-party services, freight, rent and other related costs	(78)	(88)	(64)	(11.4)	21.9
Depreciation, depletion and amortization	(23)	(21)	(24)	9.5	(4.2)
Exploration costs	(79)	(149)	(214)	(47.0)	(63.1)
Research and Development	(206)	(148)	(117)	39.2	76.1
Other taxes	(59)	(37)	(106)	59.5	(44.3)
Impairment of assets	1	272	(90)	(99.6)	−
Other income and expenses, net	(322)	1,203	(284)	−	13.4
Total	(2,142)	(257)	(2,032)	733.5	5.4

In 1Q22, operating expenses were US$ 2.1 billion in comparison with US$ 257 million in 4Q21. This variation was mainly because of the gains of US$ 1.5 billion, in 4Q21, with the sale of the Mataripe Refinery (RLAM) and with the contingent portion of the sale of the Carcará asset (currently the Bacalhau field), partially offset by the gain of US$ 0.3 billion with the sale of the Alagoas Cluster in 1Q22.

Selling and general and administrative expenses remained at a similar level to 4Q21.

In 1Q22, there was a reduction in exploration costs, mainly due to lower expenses with geology and geophysics and with projects without economic viability.

The increase in R&D costs was mainly due to the increase in Brent prices, given that the provision for R&D projects considers a percentage of gross production revenues in certain fields.

In 4Q21, there was an impairment reversal of US$ 0.3 billion, mainly due to the inclusion of the 2nd unit of RNEST in the 2022-26 Strategic Plan, which also contributed to the increase in operating expenses in 1Q22.

Adjusted EBITDA

In 1Q22, Adjusted EBITDA rose 33% to US$ 15 billion mainly due to the increase in Brent prices in the period, higher oil exports, higher diesel margins and lower LNG imports, partially offset by lower sales volumes of oil products.

6

Financial results

Table 7 – Financial results

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Finance income	262	266	122	(1.5)	114.8
Income from investments and marketable securities (Government Bonds)	163	141	29	15.6	462.1
Other income, net	99	125	93	(20.8)	6.5
Finance expenses	(757)	(880)	(1,208)	(14.0)	(37.3)
Interest on finance debt	(530)	(545)	(752)	(2.8)	(29.5)
Unwinding of discount on lease liabilities	(290)	(325)	(295)	(10.8)	(1.7)
Discount and premium on repurchase of debt securities	(26)	(4)	(183)	550.0	(85.8)
Capitalized borrowing costs	238	229	212	3.9	12.3
Unwinding of discount on the provision for decommissioning costs	(130)	(182)	(189)	(28.6)	(31.2)
Other finance expenses and income, net	(19)	(53)	(1)	(64.2)	1800.0
Foreign exchange gains (losses) and indexation charges	1,091	(1,870)	(4,553)	−	−
Foreign exchange gains (losses)	2,421	(781)	(3,442)	−	−
Reclassification of hedge accounting to the Statement of Income	(1,380)	(1,246)	(1,113)	10.8	24.0
Recoverable taxes inflation indexation income	21	29	13	(27.6)	61.5
Other foreign exchange gains (losses) and indexation charges, net	29	128	(11)	(77.3)	−
Total	596	(2,484)	(5,639)	−	−

The financial result was positive by US$ 596 million in 1Q22, compared to a negative result of US$ 2.5 billion in 4Q21, mainly reflecting the appreciation of the BRL against the USD (appreciation of 15% in 1Q22 against a depreciation of 3% in 4Q21).

We ended 1Q22 with a currency exposure of US$ 17 billion compared to US$ 17.6 billion in 4Q21. It is worth noting that in 1Q21, the currency exposure was US$ 34.8 billion, causing higher volatility in financial results.

Net profit (loss) attributable to Petrobras shareholders

Net income in 1Q22 was US$ 8.6 billion, compared to US$ 5.6 billion in 4Q21. This increase was mainly due to higher Brent prices in the period, coupled with higher margins on diesel, higher oil exports, lower costs with LNG imports, foreign exchange gains due to the appreciation of the BRL against the USD, and gains from equity-accounted investments. On the other hand, in 1Q22 there were lower gains from the disposal of assets (-US$ 1.2 billion) and from the reversal of impairment (-US$ 0.3 billion) compared to 4Q21. With higher pre-tax income, there was a higher income tax and social contribution expense (+ US$ 2.3 billion) in 1Q22 compared with 4Q21.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 1Q22, net income was benefited by non-recurring items in the total amount of US$ 0.4 billion. Net income in 1Q22 would have been US$ 8.4 billion without the non-recurring items. Adjusted EBITDA was basically unaffected by non-recurring items.

7

Special items

Table 8 – Special items

				Variation (%)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Net income	8,648	5,676	200	52.4	4224.0
Nonrecurring items	356	2,077	(32)	(82.9)	−
Nonrecurring items that do not affect Adjusted EBITDA	456	1,991	(255)	(77.1)	−
Impairment of assets and investments	(8)	272	(124)	−	(93.5)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(34)	−	−
Gains and losses on disposal / write-offs of assets	476	1,718	49	(72.3)	871.4
Results from co-participation agreements in auctioned areas	−	(36)	−	−	−
Agreements signed for the electricity sector	−	29	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	1	−	−	−
Discount and premium on repurchase of debt securities	(12)	5	(183)	−	(93.4)
Financial updating on state amnesty programs	−	2	37	−	−
Other nonrecurring items	(100)	86	223	−	−
Voluntary Separation Plan	(4)	3	3	−	−
Amounts recovered from Lava Jato investigation	12	13	141	(7.7)	(91.5)
Gains / (losses) on decommissioning of returned/abandoned areas	(24)	109	(6)	−	300.0
State amnesty programs	−	1	117	−	−
Gains / (losses) related to legal proceedings	(112)	(64)	−	75.0	−
Equalization of expenses - Production Individualization Agreements	28	(41)	(43)	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	65	11	−	−
Net effect of nonrecurring items on IR / CSLL	(123)	(707)	(12)	(82.6)	925.0
Recurring net income	8,415	4,306	244	95.4	3348.8
Shareholders of Petrobras	8,373	4,266	224	96.3	3637.9
Non-controlling interests	42	40	20	5.0	110.0
Adjusted EBITDA	14,961	11,276	8,906	32.7	68.0
Nonrecurring items	(100)	86	223	−	−
Recurring Adjusted EBITDA	15,061	11,190	8,683	34.6	73.5

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

8

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

				Variation %
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Exploration and Production	1,374	2,100	1,626	(34.6)	(15.5)
Refining, Transportation and Marketing	252	258	193	(2.4)	30.9
Gas and Power	94	161	63	(41.5)	49.4
Others	48	112	32	(57.7)	50.7
Total	1,768	2,631	1,913	(32.8)	(7.6)

In 1Q22, capex totaled US$ 1.8 billion, out of which more than 53% capex was related to growth.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 1Q22, capex in the Exploration & Production segment totaled US$ 1.4 billion, with approximately 61% related to growth. Investments were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.5 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 1Q22, of which approximately 16% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 1Q22, with approximately 64% related to growth.

9

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.87	2.0	92,66%[2]	Project in phase of execution with production system under construction. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.11	1.7	100%	Project in phase of execution with production system under construction. 2 wells drilled and 1 completed[4]
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.06	1.3	100%	Project in phase of execution with production system under construction[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.14	0.8	38,6%[3]	Project in phase of execution with production system under construction. 9 wells drilled and 2 completed
Itapu P-71 (Owned unit)	2023	150,000	1.88	3.4	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.04	0.8	38,6%[3]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.22	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed[4]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.03	2.1	92,66%[2]	Project in phase of execution with production system under construction. 2 wells drilled
Búzios 6 P-78 (Owned unit)	2025	180,000	0.21	4.1	92,66%[2]	Project in phase of execution with production system under construction
Búzios 8 P-79 (Owned unit)	2025	180,000	0.17	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.02	0.8	38,6%[3]	Project in phase of execution with production system under construction 4 wells drilled and 2 completed

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be ajusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

10

Portfolio management

In 1Q22, cash inflows from divestments totaled US$ 1.8 billion, including US$950 million deferred payment from the sale of the Bacalhau field (formerly Carcará area) in February 2022. From January 1, 2022, to May 05, 2022, we concluded the sale of the Alagoas Cluster and exploratory blocks in Parana Basin. Additionally, we signed the contracts for the sale of the Potiguar Cluster, the Norte Capixaba Cluster, the Albacora East field and Deten Química. Finnaly, it is worth mentioning that in April 2022, we received a deferred payment for the sale of 90% of NTS, in the amount of US$ 1 billion.

Table 11 – Main transactions by May 05th, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Block PAR-T-198_ Paraná Basin	0.031	0.031[6]
Block PAR-T-218_ Paraná Basin	0.032	0.032[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	6	118²
Gaspetro	-	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	-	35[5]
Norte Capixaba cluster	35.85	544
Peroá cluster	5	55[6]
Pescada cluster	-	2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	-	250[5]
REMAN	28.4	189.5[6]
SIX	3	33[6]
Total	1.062	6.707

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

11

Liquidity and capital resources[1]

Table 12 – Liquidity and capital resources

US$ million	1Q22	4Q21	1Q21
Adjusted cash and cash equivalents at the beginning of period	11,130	11,462	12,384
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(650)	(537)	(659)
Cash and cash equivalents at the beginning of period	10,480	10,925	11,725
Net cash provided by operating activities	10,308	9,196	7,244
Net cash provided by (used in) investing activities	(988)	557	(1,359)
Acquisition of PP&E and intangibles assets	(2,376)	(1,685)	(1,650)
Investments in investees	(9)	(9)	(2)
Proceeds from disposal of assets - Divestment	1,753	1,877	201
Financial compensation for the Búzios Co-participation Agreement	61	−	−
Dividends received	52	487	67
Divestment (Investment) in marketable securities	(469)	(113)	25
(=) Net cash provided by operating and investing activities	9,320	9,753	5,885
Net cash used in financing activities	(3,150)	(9,890)	(5,574)
Net financings	(1,908)	(1,151)	(4,088)
Proceeds from financing	150	131	54
Repayments	(2,058)	(1,282)	(4,142)
Repayment of lease liability	(1,321)	(1,446)	(1,467)
Dividends paid to shareholders of Petrobras	−	(7,250)	−
Dividends paid to non-controlling interest	(5)	(30)	−
Investments by non-controlling interest	84	(13)	(19)
Effect of exchange rate changes on cash and cash equivalents	582	(308)	(72)
Cash and cash equivalents at the end of period	17,232	10,480	11,964
Government bonds and time deposits with maturities of more than 3 months at the end of period *	1,259	650	579
Adjusted cash and cash equivalents at the end of period	18,491	11,130	12,543
Reconciliation of Free Cash Flow
Net cash provided by operating activities	10,308	9,196	7,244
Acquisition of PP&E and intangibles assets	(2,376)	(1,685)	(1,650)
Free cash flow**	7,932	7,511	5,594

As of March 31, 2022, cash and cash equivalents totaled US$ 17.2 billion and adjusted cash and cash equivalents totaled US$ 18.5 billion.

In 1Q22, cash generated from operating activities reached US$ 10.3 billion. The company's operating cash generation was impacted by the partial prepayment of a pension liability - the Pre-70 Term of Financial Commitment (TFC Pre-70) and Pension Difference Term of Financial Commitment (TCF Pension Difference), celebrated with the Fundação Petrobras de Seguridade Social (Petros), in the amount of US$ 1.3 billion.

Positive free cash flow totaled US$ 7.9 billion. This level of cash generation, together with the inflow from divestments of US$ 1.8 billion, were used to: (a) prepay debt and amortize principal and interest due in the period (US$ 2.1 billion), (b) amortize lease liabilities (US$ 1.3 billion), and (c) fund capex of US$ 2.4 billion (including the payment of the signature bonus of Sépia and Atapu, in the amount of US$ 0.8 billion).

In 1Q22, liability management was carried out aiming at improving the debt profile and matching maturities of long-term investments. The company settled several loans and financial debt, in the amount of US$ 2.1 billion, notably the repurchase and redemption of US$ 0.7 billion of securities in the international capital market.

The maintenance of gross debt at the level established in our 2022-26 Strategic Plan, the high level of cash generation, and solid liquidity allowed the company to approve shareholder remuneration in the amount of R$ 3.72 per outstanding common and preferred share.

* Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

12

Debt

As of March 31, 2022, gross debt reached US$ 58.6 billion, in line with the 4Q21 position, of US$58.7, and 17.5% lower than March 31, 2021, mainly due to debt prepayments and amortizations.

Average maturity shifted from 13.4 years on December 31, 2021, to 13.2 years on March 31, 2022.

The gross debt/EBITDA ratio decreased from 1.35x on December 31, 2021, to 1.18x on March 31, 2022.

Net debt decreased by 15.9% to US$ 40.1 billion. The net debt/Adjusted EBITDA ratio decreased significantly from 1.09x on December 31, 2021, to 0.81x on March 31, 2022.

Table 13 – Debt indicators

US$ million	03.31.2022	12.31.2021	Δ %	03.31.2021
Financial Debt	35,421	35,700	(0.8)	50,317
Capital Markets	21,683	22,031	(1.6)	28,393
Banking Market	9,970	9,762	2.1	17,359
Development banks	878	769	14.2	1,149
Export Credit Agencies	2,708	2,951	(8.2)	3,210
Others	182	187	(2.7)	206
Finance leases	23,133	23,043	0.4	20,649
Gross debt	58,554	58,743	(0.3)	70,966
Adjusted cash and cash equivalents	18,482	11,117	66.2	12,542
Net debt	40,072	47,626	(15.9)	58,424
Net Debt/(Net Debt + Market Cap) - Leverage	30%	41%	(26.8)	51%
Average interest rate (% p.a.)	6.2	6.2	−	6.0
Weighted average maturity of outstanding debt (years)	13.22	13.39	(1.3)	11.84
Net debt/LTM Adjusted EBITDA ratio	0.81	1.09	(25.7)	2.03
Gross debt/LTM Adjusted EBITDA ratio	1.18	1.35	(12.5)	2.47

13

Results by segment

Exploration and Production

Table 14 – E&P results

				Variation (%) (*)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Sales revenues	19,684	15,781	11,666	24.7	68.7
Gross profit	12,008	9,250	6,432	29.8	86.7
Operating expenses	(33)	555	(521)	−	(93.7)
Operating income (loss)	11,975	9,805	5,911	22.1	102.6
Net income (loss) attributable to the shareholders of Petrobras	7,955	6,506	3,925	22.3	102.7
Adjusted EBITDA of the segment	14,024	10,986	8,053	27.7	74.1
EBITDA margin of the segment (%)	71	70	69	1.6	2.2
ROCE (Return on Capital Employed) (%)	14.2	11.2	4.0	3.0	10.2
Average Brent crude (US$/bbl)	101.40	79.73	60.90	27.2	66.5
Internal Transfer Price to RTM - Crude oil (US$/bbl)	93.71	77.56	57.32	20.8	63.5
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.22	5.15	4.91	1.4	6.4
excluding production taxes	6.97	6.93	6.66	0.6	4.7
Onshore and shallow waters
with leases	16.44	14.78	12.37	11.3	32.9
excluding leases	16.44	14.78	12.37	11.3	32.9
Deep and ultra-deep post-salt
with leases	11.28	10.50	11.11	7.4	1.5
excluding leases	9.57	9.10	9.39	5.3	2.0
Pre-salt
with leases	5.13	5.26	4.63	(2.6)	10.7
excluding leases	3.25	3.24	2.70	0.4	20.5
including production taxes and excluding leases	24.36	20.19	16.11	20.7	51.2
including production taxes and leases	26.11	21.96	17.87	18.9	46.1
Production taxes - Brazil	4,068	3,178	2,359	28.0	72.5
Royalties	2,142	1,669	1,190	28.3	80.0
Special participation	1,914	1,498	1,160	27.8	65.0
Retention of areas	12	11	9	0.9	31.5
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, E&P gross profit was US$ 12.0 billion, an increase of 30% when compared to 4Q21. This increase was due to higher Brent prices and higher production, partially offset by higher government participation. Operating profit was 22% higher than in 4Q21, as a consequence of the higher gross profit.

Lifting cost for 1Q22, without government take and leasing, was US$ 5.22/boe, an increase of 6% when compared to US$ 4.91/boe in 1Q21. The increase is explained by the appreciation of the BRL and higher expenses with integrity, mainly with platforms maintenance (activities that were held off during the COVID-19 pandemic and which could be carried out once the scenario improved. These actions aim to ensure systems reliability). These effects were partially offset by the active management of the portfolio with the divestments in onshore fields and the ramp-up of FPSO Carioca.

In 1Q22, Petrobras recorded a 1% increase in lifting cost, without government take and leasing, when compared to 4Q21, remaining practically stable versus the previous quarter.

In the pre-salt, the lifting cost remained stable compared to 4Q21.

In the post-salt, the increase of 5% in the lifting cost, when compared to 4Q21, was mainly due to the effect of the appreciation of the BRL.

In onshore and shallow water assets, there was an increase in the lifting cost in 1Q22, mainly due to higher expenses with wells intervention, also associated with the effect of the BRL appreciation and some production decline. These effects were partially offset by the divestments in Bahia and Sergipe.

The higher expenses with government take in dollars are explained by higher Brent prices.

14

Refining, Transportation and Marketing

Table 15 – RTM results **

				Variation (%) (*)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Sales revenues	24,685	21,044	13,973	17.3	76.7
Gross profit (loss)	3,138	2,272	2,136	38.1	46.9
Operating expenses	(537)	330	(399)	−	34.6
Operating Income (Loss)	2,601	2,602	1,737	(0.0)	49.7
Net income (loss) attributable to the shareholders of Petrobras	1,987	1,774	1,255	12.0	58.3
Adjusted EBITDA of the segment	3,119	2,238	2,265	39.4	37.7
EBITDA margin of the segment (%)	13	11	16	2.0	(3.6)
ROCE (Return on Capital Employed) (%)	7.4	6.2	0.9	1.2	6.5
Refining cost (US$ / barrel) - Brazil	1.77	1.70	1.61	4.1	9.9
Domestic basic oil by-products price (US$/bbl)	104.62	87.00	63.82	20.3	63.9
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, gross profit for the Refining, Transportation and Marketing (RTM) segment, was US$ 3.1 billion, US$ 866 million above 4Q21, mainly due to the higher positive effect of inventory turnover between quarters (US$ 2 billion in 1Q22 vs. US$ 1.3 billion in 4Q21). Excluding this effect, gross profit would have been US$ 1.1 billion in 1Q22 and US$ 966 million in 4Q21.

In 1Q22, there was a higher margin of oil products in the domestic market, mainly diesel, due to the increase of international margins. There were lower sales volumes in the domestic market for gasoline, diesel and LPG due to the typical seasonality of these oil products and the conclusion of the sale of the Mataripe Refinery (RLAM), on November 30 , 2021, whose capacity represented approximately 13% of the total capacity of Petrobras Refining facilities.

In 1Q22, the operating result remained stable when compared with 4Q21. The increase in gross profit was offset by the equity gain from the sale of the Mataripe Refinery (RLAM) and by the reversal of impairment related to the 2nd train of RNEST, events that took place in 4Q21.

In 1Q22, the refining cost per barrel in USD was slightly higher than in 4Q21, mainly due to the effect of the appreciation of the BRL in the period, which offset the reduction in costs in reais. There was also an effect of lower throughput in 1Q22, due to the lower number of days in this quarter. With the sale of RLAM, this was the first quarter without the full contribution of this refinery in our refining facilities.

15

Gas and Power

Table 16 – G&P results

				Variation (%) (*)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Sales revenues	3,365	3,745	2,208	(10.1)	52.4
Gross profit	480	(91)	876	−	(45.2)
Operating expenses	(889)	(688)	(746)	29.2	19.2
Operating income (loss)	(409)	(779)	130	(47.5)	−
Net income (loss) attributable to the shareholders of Petrobras	(267)	(539)	104	(50.5)	−
Adjusted EBITDA of the segment	(301)	(647)	323	(53.5)	−
EBITDA margin of the segment (%)	(9)	(17)	15	8	(23.6)
ROCE (Return on Capital Employed) (%)	(5.3)	(2.4)	3.4	(2.9)	(8.7)
Natural gas sales price - Brazil (US$/bbl)	55.85	53.53	34.04	4.3	64.1
Fixed revenues from power auctions	96	102	101	(6.2)	(5.5)
Average price for power generation(US$/MWh)	55.85	83.46	70.89	(33.1)	(21.2)
(*) EBITDA margin and ROCE variations in percentage points

In 1Q22, in the Gas and Power segment, there was an increase in gross profit (+US$ 572 million) when compared to 4Q21, due to the higher average natural gas sales prices, due to the increase in Brent prices and new sales contracts for the non-thermoelectric segment. Additionally, with the recovery of hydroelectric reservoir levels, there was a reduction in demand for natural gas for thermoelectric generation, which led to a lower volume of regasified LNG and, consequently, to a reduction in the average cost of purchased gas.

Despite the efforts made to rebalance the portfolios and the increase of 47.5% in operational result in 1Q22, we recorded an operating loss of US$ 409 million. The increase in selling expenses, mainly driven by the yearly adjustment of natural gas transport prices, also contributed to this result.

16

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Instruction 527 of October 2012.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

				Variation (%) (*)
US$ million	1Q22	4Q21	1Q21	1Q22 / 4Q21	1Q22 / 1Q21
Net income (loss)	8,648	5,676	200	52.4	4224.0
Net finance income (expense)	(596)	2,484	5,639	−	−
Income taxes	4,566	2,269	319	101.2	1331.3
Depreciation, depletion and amortization	3,170	2,909	2,856	9.0	11.0
EBITDA	15,788	13,338	9,014	18.4	75.1
Results in equity-accounted investments	(350)	(107)	(183)	227.1	91.3
Impairment	(1)	(272)	90	(99.6)	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	34	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(476)	(1,719)	(49)	(72.3)	871.4
Results from co-participation agreements in bid areas	−	36	−	−	−
Adjusted EBITDA	14,961	11,276	8,906	32.7	68.0
Adjusted EBITDA margin (%)	55	47	57	8.0	(2.0)
(*) EBITDA Margin variations in percentage points

17

Financial statements

Table 18 - Income statement - Consolidated

US$ million	1Q22	4Q21	1Q21
Sales revenues	27,189	24,031	15,698
Cost of sales	(12,779)	(13,452)	(7,691)
Gross profit	14,410	10,579	8,007
Selling expenses	(1,178)	(1,092)	(948)
General and administrative expenses	(299)	(306)	(273)
Exploration costs	(79)	(149)	(214)
Research and development expenses	(206)	(148)	(117)
Other taxes	(59)	(37)	(106)
Impairment of assets	1	272	(90)
Other income and expenses	(322)	1,203	(284)
	(2,142)	(257)	(2,032)
Operating income	12,268	10,322	5,975
Finance income	262	266	122
Finance expenses	(757)	(880)	(1,208)
Foreign exchange gains (losses) and inflation indexation charges	1,091	(1,870)	(4,553)
Net finance income (expense)	596	(2,484)	(5,639)
Results in equity-accounted investments	350	107	183
Income before income taxes	13,214	7,945	519
Income taxes	(4,566)	(2,269)	(319)
Net Income	8,648	5,676	200
Net income attributable to:
Shareholders of Petrobras	8,605	5,636	180
Non-controlling interests	43	40	20

18

Table 19 - Statement of financial position – Consolidated

ASSETS - US$ million	03.31.2022	12.31.2021
Current assets	42,111	30,149
Cash and cash equivalents	17,223	10,467
Marketable securities	1,259	650
Trade and other receivables, net	5,667	6,368
Inventories	10,205	7,255
Recoverable taxes	1,303	1,346
Assets classified as held for sale	4,413	2,490
Other current assets	2,041	1,573

Non-current assets	168,675	144,199
Long-term receivables	18,053	14,334
Trade and other receivables, net	1,961	1,900
Marketable securities	54	44
Judicial deposits	10,047	8,038
Deferred taxes	625	604
Other tax assets	3,915	3,261
Other non-current assets	1,451	487
Investments	2,026	1,510
Property, plant and equipment	145,015	125,330
Intangible assets	3,581	3,025
Total assets	210,786	174,348

LIABILITIES - US$ million	03.31.2022	12.31.2021
Current liabilities	27,486	24,176
Trade payables	5,916	5,483
Finance debt	3,790	3,641
Lease liability	5,353	5,432
Taxes payable	5,819	4,734
Short-term employee benefits	2,413	2,144
Liabilities related to assets classified as held for sale	1,555	867
Other current liabilities	2,640	1,875
Non-current liabilities	91,048	80,360
Finance debt	31,631	32,059
Lease liability	17,780	17,611
Income taxes payable	347	300
Deferred taxes	9,115	1,229
Employee benefits	9,696	9,374
Provision for legal and administrative proceedings	2,555	2,018
Provision for decommissioning costs	17,674	15,619
Other non-current liabilities	2,250	2,150
Shareholders' equity	92,252	69,812
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(15,455)	(37,694)
Non-controlling interests	606	405
Total liabilities and shareholders´ equity	210,786	174,348
19

Table 20 - Statement of cash flows – Consolidated

US$ million	1Q22	4Q21	1Q21
Cash flows from Operating activities
Net income for the period	8,648	5,676	200
Adjustments for:
Pension and medical benefits (actuarial expense)	307	292	315
Results of equity-accounted investments	(350)	(107)	(183)
Depreciation, depletion and amortization	3,170	2,909	2,856
Impairment of assets (reversal)	(1)	(272)	90
Inventory write-down (write-back) to net realizable value	(7)	2	(1)
Allowance (reversals) for credit loss on trade and other receivables	21	(16)	(15)
Exploratory expenditure write-offs	23	34	131
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(476)	(1,718)	(15)
Foreign exchange, indexation and finance charges	(489)	2,563	5,544
Deferred income taxes, net	1,961	60	200
Revision and unwinding of discount on the provision for decommissioning costs	154	74	194
Results from co-participation agreements in bid areas	−	36	−
Assumption of interest in concessions	−	(66)	−
Early termination and cash outflows revision of lease agreements	(225)	(197)	(70)
Decrease (Increase) in assets
Trade and other receivables, net	641	(588)	(128)
Inventories	(1,917)	(170)	(1,973)
Judicial deposits	(375)	(264)	(151)
Other assets	(27)	(167)	51
Increase (Decrease) in liabilities
Trade payables	(138)	223	616
Other taxes payable	2,835	2,565	1,105
Income taxes paid	(1,575)	(1,192)	(128)
Pension and medical benefits	(1,477)	(184)	(976)
Provisions for legal proceedings	184	(135)	(205)
Short-term benefits	(150)	(173)	(91)
Provision for decommissioning costs	(132)	(204)	(163)
Other liabilities	(297)	215	41
Net cash provided by operating activities	10,308	9,196	7,244
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(2,376)	(1,685)	(1,650)
Investments in investees	(9)	(9)	(2)
Proceeds from disposal of assets - Divestment	1,753	1,877	201
Financial compensation for the Búzios Co-participation Agreement	61	−	−
Divestment (Investment) in marketable securities	(469)	(113)	25
Dividends received	52	487	67
Net cash provided (used) by investing activities	(988)	557	(1,359)
Cash flows from Financing activities
Changes in non-controlling interest	84	(13)	(19)
Financing and loans, net:
Proceeds from financing	150	131	54
Repayment of principal - finance debt	(1,491)	(923)	(3,063)
Repayment of interest - finance debt	(567)	(359)	(1,079)
Repayment of lease liability	(1,321)	(1,446)	(1,467)
Dividends paid to Shareholders of Petrobras	−	(7,250)	−
Dividends paid to non-controlling interests	(5)	(30)	−
Net cash provided (used) by financing activities	(3,150)	(9,890)	(5,574)
Effect of exchange rate changes on cash and cash equivalents	582	(308)	(72)
Net increase (decrease) in cash and cash equivalents	6,752	(445)	239
Cash and cash equivalents at the beginning of the period	10,480	10,925	11,725
Cash and cash equivalents at the end of the period	17,232	10,480	11,964
20

Financial information by business areas

Table 21 - Consolidated income by segment – 1Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	19,684	24,685	3,365	126	(20,671)	27,189
Intersegments	19,374	433	861	3	(20,671)	−
Third parties	310	24,252	2,504	123	−	27,189
Cost of sales	(7,676)	(21,547)	(2,885)	(125)	19,454	(12,779)
Gross profit	12,008	3,138	480	1	(1,217)	14,410
Expenses	(33)	(537)	(889)	(679)	(4)	(2,142)
Selling expenses	(2)	(408)	(761)	(3)	(4)	(1,178)
General and administrative expenses	(12)	(37)	(16)	(234)	−	(299)
Exploration costs	(79)	−	−	−	−	(79)
Research and development expenses	(173)	(3)	(3)	(27)	−	(206)
Other taxes	(15)	(7)	(10)	(27)	−	(59)
Impairment of assets	1	−	1	(1)	−	1
Other income and expenses	247	(82)	(100)	(387)	−	(322)
Operating income (loss)	11,975	2,601	(409)	(678)	(1,221)	12,268
Net finance income (expense)	−	−	−	596	−	596
Results in equity-accounted investments	51	271	29	(1)	−	350
Income (loss) before income taxes	12,026	2,872	(380)	(83)	(1,221)	13,214
Income taxes	(4,072)	(885)	139	(164)	416	(4,566)
Net Income (Loss)	7,954	1,987	(241)	(247)	(805)	8,648
Net income (loss) attributable to:
Shareholders of Petrobras	7,955	1,987	(267)	(265)	(805)	8,605
Non-controlling interests	(1)	−	26	18	−	43

Table 22 - Consolidated income by segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	11,666	13,973	2,208	155	(12,304)	15,698
Intersegments	11,453	235	552	64	(12,304)	−
Third parties	213	13,738	1,656	91	−	15,698
Cost of sales	(5,234)	(11,837)	(1,332)	(150)	10,862	(7,691)
Gross profit	6,432	2,136	876	5	(1,442)	8,007
Expenses	(521)	(399)	(746)	(360)	(6)	(2,032)
Selling expenses	−	(335)	(603)	(4)	(6)	(948)
General and administrative expenses	(32)	(32)	(17)	(192)	−	(273)
Exploration costs	(214)	−	−	−	−	(214)
Research and development expenses	(85)	(3)	(5)	(24)	−	(117)
Other taxes	(17)	(40)	(23)	(26)	−	(106)
Impairment of assets	(95)	−	−	5	−	(90)
Other income and expenses	(78)	11	(98)	(119)	−	(284)
Operating income (loss)	5,911	1,737	130	(355)	(1,448)	5,975
Net finance income (expense)	−	−	−	(5,639)	−	(5,639)
Results in equity-accounted investments	23	108	40	12	−	183
Income (loss) before income taxes	5,934	1,845	170	(5,982)	(1,448)	519
Income taxes	(2,010)	(590)	(45)	1,833	493	(319)
Net Income (Loss)	3,924	1,255	125	(4,149)	(955)	200
Net income (loss) attributable to:
Shareholders of Petrobras	3,925	1,255	104	(4,149)	(955)	180
Non-controlling interests	(1)	−	21	−	−	20

21

Table 23 - Quarterly consolidated income by segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Sales revenues	15,781	21,044	3,745	144	(16,683)	24,031
Intersegments	15,466	405	732	80	(16,683)	−
Third parties	315	20,639	3,013	64	−	24,031
Cost of sales	(6,531)	(18,772)	(3,836)	(148)	15,835	(13,452)
Gross profit	9,250	2,272	(91)	(4)	(848)	10,579
Expenses	555	330	(688)	(450)	(4)	(257)
Selling expenses	−	(389)	(698)	(1)	(4)	(1,092)
General and administrative expenses	(41)	(40)	(21)	(204)	−	(306)
Exploration costs	(149)	−	−	−	−	(149)
Research and development expenses	(111)	(3)	(6)	(28)	−	(148)
Other taxes	(74)	(22)	61	(2)	−	(37)
Impairment of assets	8	302	(39)	1	−	272
Other income and expenses	922	482	15	(216)	−	1,203
Operating income (loss)	9,805	2,602	(779)	(454)	(852)	10,322
Net finance income (expense)	−	−	−	(2,484)	−	(2,484)
Results in equity-accounted investments	34	56	13	4	−	107
Income (loss) before income taxes	9,839	2,658	(766)	(2,934)	(852)	7,945
Income taxes	(3,333)	(885)	265	1,393	291	(2,269)
Net income (loss)	6,506	1,773	(501)	(1,541)	(561)	5,676
Net income (loss) attributable to:
Shareholders of Petrobras	6,506	1,774	(539)	(1,544)	(561)	5,636
Non-controlling interests	−	(1)	38	3	−	40

22

Table 24 - Other income and expenses by segment – 1Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(358)	(4)	(7)	(7)	−	(376)
Losses with legal, administrative and arbitration proceedings	(62)	(68)	(55)	(74)	−	(259)
Pension and medical benefits - retirees	−	−	−	(238)	−	(238)
Performance award program	(48)	(24)	(6)	(40)	−	(118)
Losses with Commodities Derivatives	−	−	−	(53)	−	(53)
Profit sharing	(12)	(8)	(2)	(9)	−	(31)
Losses on decommissioning of returned/abandoned areas	(24)	−	−	−	−	(24)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation (*)	−	−	−	12	−	12
Recovery of taxes (**)	−	1	−	16	−	17
Equalization of expenses - Production Individualization Agreements	28	−	−	−	−	28
Expenses/Reimbursements from E&P partnership operations	27	−	−	−	−	27
Fines imposed on suppliers	47	9	9	3	−	68
Early termination and changes to cash flow estimates of leases	202	20	3	−	−	225
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	420	54	(1)	3	−	476
Others	27	(62)	(41)	−	−	(76)
	247	(82)	(100)	(387)	−	(322)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

Table 25 - Other income and expenses by segment – 1Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(291)	(2)	(6)	(1)	−	(300)
Gains/ (losses) with legal, administrative and arbitration proceedings	(43)	40	−	54	−	51
Pension and medical benefits - retirees	−	−	−	(218)	−	(218)
Performance award program	(37)	(22)	(3)	(32)	−	(94)
Losses with Commodities Derivatives	−	−	−	(23)	−	(23)
Profit sharing	(11)	(7)	(1)	(9)	−	(28)
Losses on decommissioning of returned/abandoned areas	(6)	−	−	−	−	(6)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	(33)	−	(33)
Amounts recovered from Lava Jato investigation (*)	−	−	−	141	−	141
Recovery of taxes (**)	−	3	−	19	−	22
Equalization of expenses - Production Individualization Agreements	(43)	−	−	−	−	(43)
Expenses/Reimbursements from E&P partnership operations	100	−	−	−	−	100
Fines imposed on suppliers	24	2	2	1	−	29
Early termination and changes to cash flow estimates of leases	72	(4)	2	(1)	−	69
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	123	11	(86)	−	−	48
Others	34	(10)	(6)	(17)	−	1
	(78)	11	(98)	(119)	−	(284)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

23

Table 26 - Other income and expenses by segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(342)	(8)	(7)	(12)	−	(369)
Gains (losses) with legal, administrative and arbitration proceedings	(145)	(66)	(2)	18	−	(195)
Pension and medical benefits - retirees	−	−	−	(212)	−	(212)
Performance award program	(50)	(27)	(6)	(39)	−	(122)
Losses with Commodities Derivatives	−	−	−	(23)	−	(23)
Profit sharing	(14)	(9)	(1)	(8)	−	(32)
Gains on decommissioning of returned/abandoned areas	109	−	−	−	−	109
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation (*)	9	−	−	4	−	13
Recovery of taxes (**)	−	1	−	17	−	18
Equalization of expenses - Production Individualization Agreements	(41)	−	−	−	−	(41)
Expenses/Reimbursements from E&P partnership operations	60	−	−	−	−	60
Fines imposed on suppliers	31	6	2	−	−	39
Early termination and changes to cash flow estimates of leases	167	21	1	9	−	198
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,162	589	11	(43)	−	1,719
Others	(24)	(25)	17	73	−	41
	922	482	15	(216)	−	1,203
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) It Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.

24

Table 27 - Consolidated assets by segment – 03.31.2022

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	132,378	43,348	12,273	30,774	(7,987)	210,786

Current assets	7,514	17,431	3,910	21,243	(7,987)	42,111
Non-current assets	124,864	25,917	8,363	9,531	−	168,675
Long-term receivables	7,025	2,942	673	7,413	−	18,053
Investments	403	1,455	140	28	−	2,026
Property, plant and equipment	114,316	21,406	7,468	1,825	−	145,015
Operating assets	100,865	18,421	5,322	1,501	−	126,109
Assets under construction	13,451	2,985	2,146	324	−	18,906
Intangible assets	3,120	114	82	265	−	3,581

Table 28 - Consolidated assets by segment – 12.31.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	113,146	34,388	10,589	21,898	(5,673)	174,348

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Assets under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025
25

Table 29 - Reconciliation of Adjusted EBITDA by segment – 1T22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	7,954	1,987	(241)	(247)	(805)	8,648
Net finance income (expense)	−	−	−	(596)	−	(596)
Income taxes	4,072	885	(139)	164	(416)	4,566
Depreciation, depletion and amortization	2,470	572	108	20	−	3,170
EBITDA	14,496	3,444	(272)	(659)	(1,221)	15,788
Results in equity-accounted investments	(51)	(271)	(29)	1	−	(350)
Impairment	(1)	−	(1)	1	−	(1)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(420)	(54)	1	(3)	−	(476)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	14,024	3,119	(301)	(660)	(1,221)	14,961

Table 30 - Reconciliation of Adjusted EBITDA by segment – 1T21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	3,924	1,255	125	(4,149)	(955)	200
Net finance income (expense)	−	−	−	5,639	−	5,639
Income taxes	2,010	590	45	(1,833)	(493)	319
Depreciation, depletion and amortization	2,170	540	106	40	−	2,856
EBITDA	8,104	2,385	276	(303)	(1,448)	9,014
Results in equity-accounted investments	(23)	(108)	(40)	(12)	−	(183)
Impairment	95	−	−	(5)	−	90
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	34	−	34
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(123)	(12)	87	(1)	−	(49)
Results from co-participation agreements in bid areas	−	−	−	−	−	−
Adjusted EBITDA	8,053	2,265	323	(287)	(1,448)	8,906

Table 31 - Reconciliation of Adjusted EBITDA by segment – 4Q21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	6,506	1,773	(501)	(1,541)	(561)	5,676
Net finance income (expense)	−	−	−	2,484	−	2,484
Income taxes	3,333	885	(265)	(1,393)	(291)	2,269
Depreciation, depletion and amortization	2,315	527	104	(37)	−	2,909
EBITDA	12,154	3,185	(662)	(487)	(852)	13,338
Results in equity-accounted investments	(34)	(56)	(13)	(4)	−	(107)
Impairment	(8)	(302)	39	(1)	−	(272)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,162)	(589)	(11)	43	−	(1,719)
Results from co-participation agreements in bid areas	36	−	−	−	−	36
Adjusted EBITDA	10,986	2,238	(647)	(449)	(852)	11,276

26

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – EBITDA plus results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our profitability. Adjusted EBITDA shall be considered in conjunction with other metrics for a better understanding on our performance.

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer